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THE ASSOCIATES.


   NEWS




FOR IMMEDIATE RELEASE


THE ASSOCIATES FINALIZES NORTHLAND COMPANY ACQUISITION

Specialty insurance provider enhances Associates product line, distribution system


DALLAS, Dec. 15, 1998 - Associates First Capital Corporation (NYSE: AFS) announced today the completion of its acquisition of The Northland Company, a specialty insurance company
headquartered in St. Paul, Minn.   The addition of Northland more
than triples The Associates property and casualty insurance business and enhances The Associates existing lines of insurance and financial products.

  Terms of the acquisition were not disclosed.

 "The Northland Company and The Associates share a similar approach to management and profitability," said Keith W. Hughes,
The Associates chairman and chief executive officer.    "The
synergies between our companies will enable us to expand customer relationships and sell a full line of financial services products to our customers."

     The Northland acquisition marks The Associates commitment to insurance as a key strategic business. Currently, The Associates sells credit-related insurance, mainly to customers of its consumer finance and commercial finance operations. Northland's insurance products, which include commercial auto (predominantly trucking), excess and surplus lines, non-standard auto, surety and customs bonds, complement The Associates existing insurance business and significantly expand its distribution capability.

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THE ASSOCIATES COMPLETES ACQUISITION
OF NORTHLAND INSURANCE
December 15, 1998
Page 2

  "Nearly half of Northland's writings are in truck and manufactured housing lines of businesses, a market The Associates serves extensively," said Hughes. "We have a tremendous opportunity to expand our combined insurance operations and forge new relationships with customers who want a full-service financial services provider."

     The Northland Company operates in 50 states and the District of Columbia through a comprehensive network of managing general agents, independent agents, brokers and program administrators. The company, which has approximately 750 employees at its St. Paul headquarters and offices in Itasca, Ill. and Scottsdale, Ariz., wrote $388 million in net premiums in 1997 and is rated A+ (Superior) by A.M. Best.

      Northland will continue to be managed by Gene G. Gopon, its current president, and will operate as a standalone business under its current name. "One of the primary attractions of Northland is its experienced management team," said Hughes.
Gopon will report to David A. Brooks, who was recently named senior executive vice president - Insurance Operations at The Associates. Northland's non-insurance businesses, including a mortgage banking company and a property management subsidiary, were divested prior to the acquisition.

      Associates First Capital Corporation, established in 1918, is a leading diversified finance company providing consumer and commercial finance, leasing and related services to more than 19 million customers worldwide. Headquartered in Dallas, it is one of the nation's 100 largest companies, based on total market
capitalization.   The Associates has achieved consistent growth
and pretax earnings in excess of 20 percent for more than 23 years.

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THE ASSOCIATES COMPLETES ACQUISITION
OF NORTHLAND INSURANCE
December 15, 1998
Page 3

     This news release contains certain forward-looking
statements.  The factors that may cause future results to differ materially from expectations are discussed in the company's Form
10-K for the year ended December 31, 1997, filed with the
Securities and Exchange Commission.
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Contact information
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               www.theassociates.com

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               Investor_relations@afcc.com

Shareholders:       1-888-NYSE-AFS